Exhibit 10.47

PROTEIN DESIGN LABS, INC.
NOTICE OF GRANT OF STOCK OPTION
(1999 Stock Option Plan)

Mark McDade (the *"Optionee"*) has been granted an option (the *"Option"*) to purchase certain shares of Stock of Protein Design Labs, Inc. pursuant to the Protein Design Labs, Inc. **1999 Stock Option Plan** (the *"Plan"*), as follows:

Date of Option Grant:	October 24, 2002
Number of Option Shares:	900,000
Exercise Price:	$8.30
Initial Vesting Date:	The date one (1) year after November 18, 2002.
Option Expiration Date:	The date ten (10) years after the Date of Option Grant.
Type of Option:	Nonstatutory Stock Option

Vested Shares: Except as provided in the Stock Option Agreement, determined as of any date by multiplying the Number of Option Shares by the *"Vested Ratio"* as follows:

	Vested Ratio
Prior to Initial Vesting Date	0
On Initial Vesting Date, provided the Optionee's Service as an Employee has not terminated prior to such date	1/4
Plus:	
For each full month of the Optionee's continuous Service as an Employee from Initial Vesting Date until the Vested Ratio equals 1/1, an additional	1/48

Adjustments to Vested Ratio: The Company may adjust the Vested Ratio to account for any periods of part-time Service as an Employee.

Termination of Unvested Option: Except as otherwise provided in Optionee's offer letter from the Company dated October 24, 2002 (the "Offer Letter"), or as otherwise may be provided by the Board, upon termination of the Optionee's Service as an Employee, the Option shall terminate immediately with respect to shares that are not Vested Shares. However, provided the Optionee's Service continues uninterrupted in a capacity other than as an Employee, the Option shall continue in accordance with the terms of the Stock Option Agreement with respect to any Vested Shares. Upon termination of the Optionee's Service, the Option shall terminate in accordance with the terms of the Stock Option Agreement.

By their signatures below, the parties hereto agree that the Option is governed by the terms and conditions of the Stock Option Agreement and the Offer Letter attached to and made a part of this document. The Optionee acknowledges receipt of a copy of the Stock Option Agreement and the Offer Letter, represents that the Optionee is familiar with the provisions of each, and hereby accepts the Option subject to all of its terms and conditions.

PROTEIN DESIGN LABS, INC.   OPTIONEE

By: _____

Its: _____   _____
                                                         Signature

34801 Campus Drive   _____
Fremont, California 94555   Date

                                                         _____
                                                         Address

legal/common/equityplns/1999StockOptionPlan/